December 16, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Eric McPhee

Senior Staff Accountant

Office of Real Estate and Commodities

Re:	InvenTrust Properties Corp.

Form 10-K for the fiscal year ended December 31, 2015

Filed March 18, 2016

File No. 0-51609

Dear Mr. McPhee:

Set forth below are the responses of InvenTrust Properties Corp. (“InvenTrust” or the “Company”) to the comments contained in the letter dated November 22, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) and the Company’s response on October 14, 2016 to the Staff’s letter dated September 19, 2016. For your convenience, the Staff’s comments are reproduced in bold type below and each Staff comment is followed by the Company’s response thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for fiscal year ended December 31, 2015

Item 8. Consolidated Financial Statements and Supplementary Data

5. Investments in Partially Owned Entities, page 95

1.	We note your response to prior comment 3. Please address the following regarding the $17.4 million, recorded as the Company’s share of net income net of excess basis depreciation within note 5, of the $35.2 million Equity in earnings of unconsolidated entities for fiscal year ended December 31, 2015:

a.	Reconcile for us the $4,959 Equity in income of joint venture provided in your response to the $7,406 Net income before gain on sale of real estate as disclosed within the combined financial information aggregating the operating results of your investments in unconsolidated entities; and

Response:

The Company respectfully advises the Staff that the $7,406 Net income before gain on sale of real estate in Note 5 of the 2015 Form 10-K reflects the combined financial information of the Company’s investments of unconsolidated entities and therefore includes net income attributed to unaffiliated, unconsolidated joint venture partners. The $4,959 Equity in income of joint ventures used in the Rule 3-09 of Regulation S-X significance test calculations removes amounts allocated to such partners (determined by multiplying their ownership percentage by the reported net income before gain on sale of real estate of the investments) to reflect the Company’s equity in earnings of the equity method investments.

Investees’ net income before gain on sale of real estate	$7,406
Less: Allocation of net income to unaffiliated, unconsolidated joint venture partners	(2,447)

Total equity in income of joint ventures, used for the Rule 3-09 of Regulation S-X test by InvenTrust:	$4,959

b.	Tell us the amount of the aggregate $35,462 Gain on sale of real estate from investments in unconsolidated entities attributable to you, and how you considered such amount within your significance tests. In your response, address whether/ how such sales potentially qualified for discontinued operations in accordance with ASU 2014-08.

Response:

The Company respectfully advises the Staff that the $35,462 Gain on sale of real estate was reflected as part of the net income of two unconsolidated entities, Concord and CDH CDO. The Company recorded $12,437 as its proportionate share of earnings related to the gains on sale of real estate during 2015.

The Company did not include its proportionate share of the $35,462 Gain on sale of real estate as part of the pre-tax income from continuing operations from the joint ventures for purposes of inclusion in the numerator in the Rule 3-09 of Regulation S-X significance test. The dispositions by Concord and CDH CDO could not be reflected as discontinued operations in their financial statements because separate financial statements of Concord and CDH CDO were not available as of the date the 2015 Form 10-K was filed. However, the Company’s management evaluated whether ASU 2014-08 applied from the investee’s perspective and concluded that the dispositions by Concord and CDH CDO did qualify for discontinued operations from the investee’s perspective. The sale of assets by the Concord joint venture represented a strategic shift that reflected the joint venture’s decision to exit out of all assets in the real estate sector. The sale of assets by the CDH CDO joint venture represented a strategic shift that reflected the joint venture’s decision to exit out of their outstanding collateralized debt obligations. Additionally, these disposals had a major effect on the operations and financial results of Concord and CDH CDO, as the sale of investments by the joint ventures represented approximately 60% and 90%, respectively, of each joint ventures’ total assets.

2.	Regarding prior comment 3 and the $17.8 million generated by non-recurring distributions from the sale of assets within two joint ventures, which comprised the remainder of your Equity in earnings of unconsolidated entities, please address the following:

a.	Provide to us the carrying amounts and ownership percentages in both Concord and CDH CDO prior and subsequent to your receipt of non-recurring distributions from the sale of assets within these joint ventures. In your response, discuss how you calculated the non-recurring distributions received from the sale of investments within the Concord and CDH CDO investments, and compare such non-recurring distribution to the portion attributable to you for the $35,462 Gain on sale of real estate recorded as a component of the Company’s share of net income, net of excess basis depreciation within note 5; and

Response:

The Company respectfully advises the staff that prior and subsequent to the Company’s receipt of non-recurring distributions from the sale of assets within the Concord and CDH CDO joint ventures, the Company’s carrying amount in each joint venture was zero, as both joint ventures were impaired to zero after evaluation under ASC 323-10-35 in prior years. The Company’s carrying amount of these joint ventures was never recorded below zero, as there is no future obligation by the Company to fund either investment. Prior and subsequent to the Company’s receipt of non-recurring distributions from the sale of assets within these joint ventures, the Company’s ownership in Concord and CDH CDO was approximately 33% and 50%, respectively.

The Company calculated non-recurring distributions as follows:

	Concord	CDH CDO	Total
Total cash distributions received in 2015	$10,329	$19,879	$30,208
Less: allocation of equity in gains from sale of real estate recognized in 2015	10,329	2,108	12,437

Total non-recurring distributions in 2015 (a)	—	$17,771	$17,771

(a)	This figure represents the distributions received in excess of the Company’s equity in earnings for the year ended December 31, 2015.

The Company’s share of the $35,462 Gain on sale of real estate was reflected as part of the $12,437 of net income by the equity method that was recorded in 2015. The Company recorded its share of earnings in each joint venture, increased the carrying value of its investment in each joint venture by the share of earnings, and then reduced the carrying value of each joint venture to zero to the extent of the cash distributions received.

b.	Tell us how you determined that the sale of investments within these joint venture entities qualified for discontinued operations in accordance with ASU 2014-08 as noted in endnote (b) within your response, including whether Concord and CDH CDO were dissolved based on the sale of assets from each joint venture.

Response:

The Company respectfully advises the staff that it did not include its portion of the $35,462 Gain on sale of real estate as part of income from continuing operations for purposes of the Rule 3-09 of Regulation S-X significance test. For such purposes, the Company believed this gain to be income from discontinued operations in accordance with ASU 2014-08, as discussed in response 1(b) above, given the strategic shift the dispositions represented from the perspective of an investee in the joint ventures.

However, the Company did not consider the sale of investments by Concord and CDH CDO to be discontinued operations for purposes of recording the Company’s equity in earnings of unconsolidated entities as part of the consolidated statement of operations and comprehensive income for the year ended December 31, 2015 because the Company does not consider Concord or CDH CDO to be discontinued operations. The sales by Concord and CDH CDO did not result in their dissolution, and each joint venture continued to operate subsequent to the sales.

Kindly direct any questions you may have to the undersigned at (630) 570-0650. Any additional comments may be sent via email to the undersigned at michael.podboy@inventrustproperties.com. Thank you.

Very truly yours,

/s/ Michael E. Podboy
Michael E. Podboy
Executive Vice President, Chief Financial Officer,
Chief Investment Officer and Treasurer
InvenTrust Properties Corp.

cc:	Mark Rakip, Office of Real Estate and Commodities

Thomas P. McGuinness, InvenTrust Properties Corp.

Christy David, InvenTrust Properties Corp.

Cathy A. Birkeland, Latham & Watkins LLP

Eric G. Keilman, KPMG LLP

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